UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Laureate Education, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

518613203

(CUSIP Number)

Michelle S. Riley

Bregal Investments, Inc.

277 Park Avenue

29th Floor, Suite B

New York, NY 10172

(212) 704-3000

Copy to:

Mark E. Thierfelder

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1	Name of Reporting Person Bregal Europe Co-Investment Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 126,189,616*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%*

14	Type of Reporting Person PN

* See Item 5.

CUSIP No. 518613203

1	Name of Reporting Person Bregal General Partner Jersey Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 126,189,616*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%*

14	Type of Reporting Person PN

* See Item 5.

This Amendment No. 2 to Schedule 13D hereby amends Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2017 on behalf of Bregal Europe Co-Investment Limited Partnership, a limited partnership organized in Scotland (“Bregal LP”) and Bregal General Partner Jersey Limited, a corporation organized in Jersey (“Bregal GP” and, together with Bregal LP, the “Reporting Persons”) with respect to shares Class A common stock, $0.004 par value per share (“Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation, as amended by Amendment No. 1 to such Schedule 13D filed on April 25, 2018 (the “Schedule 13D”).  This Amendment No. 2 is being filed to report the participation of Wengen Alberta, Limited Partnership (“Wengen”) in an underwritten offering of the Class A Common Stock and related matters.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 4.                                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 13, 2018, the Issuer commenced a secondary public offering (the “November 2018 Offering”) of 12,250,000 shares of Class A Common Stock on behalf of Wengen as the sole selling stockholder (plus an additional 1,837,500 shares of Class A Common Stock subject to the Over-allotment Option (as defined below)), pursuant to a preliminary prospectus supplement filed by the Issuer with the SEC on November 13, 2018 (the “Supplement”) under the Issuer’s registration statement on Form S-3 (File No. 333-224405). Wengen expects to enter into an underwriting agreement with Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and BMO Capital Markets Corp. as representatives of the several underwriters (collectively, the “Underwriters”), in connection with the November 2018 Offering. Wengen expects the underwriting agreement to provide the Underwriters with a 30-day option to purchase 1,837,500 additional shares of Class A Common Stock from Wengen, to cover over-allotments (the “Over-allotment Option”).

Item 5.         Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 6 of the Schedule 13D and the cover pages of the Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represents, in the aggregate, approximately 57.9% of the outstanding shares of the Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of Wengen’s ownership of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing its pro rata interest in Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholder’s Agreements, further described in Item 6. As set forth in the Supplement, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of September 30, 2018.

The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,843,833 shares of Class A Common Stock, which includes (1) 91,654,217 shares of Class A Common Stock outstanding as of September 30, 2018, as set forth in the Supplement and (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that either Reporting Person is the beneficial owner of any securities covered by this Schedule 13D.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the GP Directors beneficially owns any shares of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the November 2018 Offering, on November 13, 2018 Wengen entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the representatives of the Underwriters. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the Underwriters, for a period of 90 days after the date of the final prospectus supplement used to sell securities in the November 2018 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The description of the Lock-Up Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit J to this statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

J.                                        Lock-Up Agreement dated November 13, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREGAL EUROPE CO-INVESTMENT LIMITED PARTNERSHIP

By: BREGAL GENERAL PARTNER JERSEY LIMITED, its General Partner

By:	/s/ Colin James Dow / /s/ Paul Andrew Bradshaw
	Name:	Colin James Dow / Paul Andrew Bradshaw

	Title:	Directors

BREGAL GENERAL PARTNER JERSEY LIMITED

By:	/s/ Colin James Dow / Paul Andrew Bradshaw
	Name:	Colin James Dow / Paul Andrew Bradshaw

	Title:	Directors

Dated: November 19, 2018